Exhibit 2.2

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made as of April 1, 2004, by and among InSight Health Corp. (“Buyer”), Comprehensive Medical Imaging, Inc. (the “Company”), Cardinal Health 414, Inc. (“Seller”), and Cardinal Health, Inc., and amends that certain Stock Purchase Agreement, dated as of February 13, 2004, among the parties hereto (the “Stock Purchase Agreement”).  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Stock Purchase Agreement.

The parties hereto, wishing to amend the Stock Purchase Agreement, hereby agree as follows:

1.                                       Amendments.  The parties hereto agree that the Stock Purchase Agreement is hereby amended as follows:

(a)                                  Section 2.2(a) of the Stock Purchase Agreement is hereby amended by deleting therefrom “48,300,000” and replacing it with “45,299,354”.

(b)                                 Section 2.2(b) of the Stock Purchase Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“Indebtedness.  The Purchase Price shall be decreased on a dollar for dollar basis in an amount equal to the sum of (i) all Assumed Indebtedness, other than any Assumed Indebtedness relating to Santa Cruz Comprehensive Imaging, LLC (“Santa Cruz”), and any late fees associated with such Assumed Indebtedness as of the Closing Date and (ii) to the extent the Assumed Indebtedness is repaid on the Closing Date, 50% of any prepayment penalties (including applicable sales taxes payable upon prepayment) incurred as a result of payment of the Assumed Indebtedness on the Closing Date.”

(c)                                  Section 2.3 is hereby amended by deleting the final sentence and replacing it with the following:

“Notwithstanding the foregoing, for purposes of Section 6.4 the Closing shall be deemed to be effective at 11:59 p.m., local California time on March 31, 2004 (the “Effective Time”).”

(d)                                 Section 2.4(a)(i) of the Stock Purchase Agreement is hereby amended by deleting therefrom “48,300,000” and replacing it with “45,299,354”.

(e)                                  Section 2.4(b)(i) is hereby amended by deleting it in its entirety and replacing it with the following:

“The Closing Payment (as it may be reduced pursuant to this paragraph) and the Reimbursement Amount.  If (i) there is any Indebtedness of the Continuing Businesses outstanding at the Closing Date other than the Assumed Indebtedness and Indebtedness of Santa Cruz and (ii) such Indebtedness is not disputed by Seller, the amount of such Indebtedness as indicated on the applicable payoff letters delivered pursuant to Section 7.2(k)(iii) shall be paid by wire transfer by Buyer directly to the applicable creditor in full satisfaction of such Indebtedness.  After deducting any amounts paid to creditors pursuant to the immediately preceding sentence, the aggregate amount of the Closing Payment and Reimbursement Amount shall be paid by Buyer to Seller via wire transfer of immediately available funds to an account designated by Seller.”

(f)                                    Article 5 of the Stock Purchase Agreement is hereby amended by adding a new Section 5.18 thereto, which shall read in its entirety as follows:

“5.18                  Santa Cruz.

Notwithstanding anything in this Agreement to the contrary, (i) immediately prior to the Closing Date the Company shall cause Comprehensive Medical Imaging Centers, Inc (“CMIC”) to deliver to Akin Gump Strauss Hauer & Feld LLP (the “Escrow Agent”) an executed assignment in blank of all of its right, title and interest in its membership interests (the “Membership Interests”) in Santa Cruz and (ii) Buyer shall deliver to the Escrow Agent within three (3) Business Days of the Closing Date, a letter of credit in principal amount equal to $3,000,646 minus the amount of Assumed Indebtedness relating to Santa Cruz as of March 31, 2004 and minus 50% of prepayment penalties that would have been incurred if such Assumed Indebtedness had been paid as of March 31, 2004, in each case, to be held in escrow by the Escrow Agent until released or disbursed in accordance with the terms of an escrow agreement entered into on the Closing Date by and among the Escrow Agent, Seller, the Company, CMIC, Cardinal and Buyer (the “Escrow Agreement”).”

(g)                                 Section 7.2 of the Stock Purchase Agreement is hereby amended by adding a new Section 7.2(v) thereto, which shall read in its entirety as follows:

“(v)                           Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by the parties thereto.”

2.                                       Miscellaneous.

(a)                                  The Stock Purchase Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms.

(b)                                 Except for the specific amendments set forth in Section 1 above, nothing herein shall be deemed to be an amendment or waiver of any covenant or agreement contained in the Stock Purchase Agreement, and the parties hereto hereby agree that all of the covenants and agreements contained in the Stock Purchase Agreement are hereby ratified and confirmed in all respects.

(c)                                  This Amendment may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(d)                                 This Amendment and the performance of the transactions and obligations of the parties hereunder will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of Law principles.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

INSIGHT HEALTH CORP.

By:	/s/ Michael A. Boylan
Michael A. Boylan
Executive Vice President & Chief Development Officer

COMPREHENSIVE MEDICAL IMAGING, INC.

By:	/s/ Robin Smith Hoke
Name:	Robin Smith Hoke
Title:	Vice President, Associate General Counsel and Assistant Secretary

CARDINAL HEALTH 414, INC.

By:	/s/ Robin Smith Hoke
Name:	Robin Smith Hoke
Title:	Vice President, Associate General Counsel and Assistant Secretary

CARDINAL HEALTH, INC.

By:	/s/ Paul S. Williams
Name:	Paul S. Williams
Title:	Executive Vice President, Chief Legal Officer & Secretary